UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

INTERNET BRANDS, INC.

(Name of Issuer)

Internet Brands, Inc.
Micro Holding Corp.
Hellman & Friedman Capital Partners VI, L.P.

Hellman & Friedman Investors VI, L.P.

Hellman & Friedman LLC

JMI Equity Fund VI, L.P.

JMI Associates VI, L.L.C.

Robert N. Brisco

(Name of Persons Filing Statement)

Class A common stock, par value $0.001 per share
Class B common stock, par value $0.001 per share

(Title of Class of Securities)

460608102

(CUSIP Number of Class of Securities)

Internet Brands, Inc. 909 N. Sepulveda Blvd., 11th Floor El Segundo, California 90245 Attn: B. Lynn Walsh Executive Vice President & General Counsel (310) 280-4000	Robert N. Brisco c/o Internet Brands, Inc. 909 N. Sepulveda Blvd., 11th Floor El Segundo, California 90245 (310) 280-4000	Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111 Attn: Arrie R. Park, Esq. (415) 788-5111	JMI Associates VI, L.L.C. 2 Hamill Road, Suite 272 Baltimore, MD 21210 Attn: Charles T. Dieveney Managing Member (410) 951-0200

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071-1560 Attn: Robert B. Knauss, Esq. (213) 683-9137	Skadden, Arps, Slate, Meagher & Flom LLP 300 S. Grand Avenue Suite 3400 Los Angeles, CA 90071 Attn: Brian J. McCarthy, Esq. and David C. Eisman, Esq. (213) 687-5070	Simpson, Thacher & Bartlett LLP 425 Lexington Ave. New York, New York 10017 Attn: Brian M. Stadler, Esq. (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$638,972,804	$45,559

(1)    For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 44,824,597 shares of common stock multiplied by the $13.35 per share merger consideration, plus (b) the product of 2,150,445 options to purchase shares of Class A common stock multiplied by $9.59 per share (which is the difference between the $13.35 per share merger consideration and the weighted average exercise price of $3.76 per share), plus (c) $19,937,825, the amount expected to be paid to holders of outstanding restricted shares of Class A common stock ((a), (b) and (c) together, the “Transaction Valuation”).

(2)    The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #4 for Fiscal Year 2010, equals .0000713 multiplied by the Transaction Valuation.

☒     Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,559

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Internet Brands, Inc.

Date Filed: September 30, 2010

		Page

Item 15.	Additional Information	2

Item 16.	Exhibits	2

i

INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): Internet Brands, Inc., a Delaware corporation (“Internet Brands” or the “Company”); Micro Holding Corp., a Delaware corporation (“Parent”); Hellman & Friedman Capital Partners VI, L.P., a Delaware limited partnership; Hellman & Friedman Investors VI, L.P., a Delaware limited partnership; Hellman & Friedman LLC, a Delaware limited liability company; Robert N. Brisco, President and Chief Executive Officer of Internet Brands; JMI Equity Fund VI, L.P., a Delaware limited partnership; and JMI Associates VI, L.L.C., a Delaware limited liability company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.   Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

Item 15.                            Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On December 16, 2010, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 17, 2010, by and among the Company, Parent and Micro Acquisition Corp., a Delaware Corporation and wholly-owned subsidiary at Parent (“Merger Sub”).

On December 17, 2010, the Company and Parent filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the effective time of the Merger, each outstanding share of the Company’s Class A common stock, par value $0.001 per share (the “Class A common stock”), and Class B common stock, par value $0.001 per share (the “Class B common stock” and, together with the Class A common stock, the “common stock”), was converted into the right to receive $13.35 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”), excluding (1) shares held by any of the Company’s stockholders who are entitled to and who have properly exercised and not withdrawn appraisal rights under Delaware law, (2) treasury shares, (3) shares held by any of the Company’s wholly owned subsidiaries and (4) shares held by Parent or any of its subsidiaries.  In addition, except as otherwise agreed to by Parent and the holder of an option, each outstanding option granted under the Company’s equity incentive plans that represented the right to acquire the Company’s Class A common stock, whether or not then vested or exercisable, was, at the effective time of the Merger, cancelled and terminated and converted into the right to receive a cash payment for each share of the Company’s Class A common stock subject to such option, equal to the excess, if any, of (a) the $13.35 per share merger consideration over (b) the exercise price payable in respect of such share of the Company’s Class A common stock issuable under such stock option, without interest and less any applicable withholding taxes. Further, except as otherwise agreed to by Parent and the holder thereof, each outstanding share of restricted stock granted under the Company’s equity incentive plans was vested in full and converted into the right to receive $13.35 per share in cash, without interest and less any applicable withholding taxes. To the extent any such share of restricted stock did not, by the express terms of the relevant grant, automatically vest at the effective time of the Merger, then the Company has segregated the consideration attributable to such share, and the Company will release such consideration to the former holder of such share upon the satisfaction, if ever, of the vesting criteria applicable thereto following the effective time.

As a result of the Merger, the Company’s Class A common stock ceased to trade on The NASDAQ Global Select Market as of the close of trading on December 17, 2010, and The NASDAQ Global Select Market has filed an application on Form 25 with the Securities and Exchange Commission to report that the Company is no longer listed on The NASDAQ Global Select Market.  The Company expects to file a Certificate and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its Class A common stock under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and suspend the Company’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16.                            Exhibits.

(a)(1)	Definitive Proxy Statement of Internet Brands, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 15, 2010 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Letter to Stockholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iii)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iv)	Notice of Internet Availability of Proxy Materials, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 15, 2010.

(a)(3)

Press Release issued by Internet Brands, Inc. dated September 20, 2010, incorporated by reference to the Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 20, 2010.

(a)(4)

Email Communication from Robert N. Brisco, President and Chief Executive Officer, to Employees, dated September 20, 2010, incorporated by reference to the Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 20, 2010.

(a)(5)(i)

Blog Post by Robert N. Brisco, President and Chief Executive Officer, posted September 20, 2010, incorporated by reference to the Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 20, 2010.

(a)(5)(ii)	Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 22, 2010, incorporated by reference.

(b)(1)

Project Micro Amended and Restated Senior Secured Facilities Commitment Letter, dated November 9, 2010, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, BMO Capital Markets, General Electric Capital Corporation, GE Capital Markets, Inc., RBC Capital Markets, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Micro Holding Corp., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on November 15, 2010.

(c)(1)	Opinion of Jefferies & Company, Inc., incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)

Preliminary Discussion Materials, dated August 10, 2010, provided to the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(c)(3)

Preliminary Discussion Materials, dated September 1, 2010, provided to the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on November 4, 2010.

(c)(4)

Preliminary Discussion Materials, dated September 14, 2010, provided to the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on November 4, 2010.

(c)(5)

Discussion Materials, dated September 17, 2010, provided to the Board of Directors and the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on November 4, 2010.

(d)(1)

Agreement and Plan of Merger, dated as of September 17, 2010, by and among Micro Holding Corp., Micro Acquisition Corp., and Internet Brands, Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)

Guarantee, dated as of September 17, 2010, by Hellman & Friedman Capital Partners VI, L.P. in favor of Internet Brands, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(3)

Equity Commitment Letter, dated September 17, 2010, by and among Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., and Hellman & Friedman Capital Associates VI, L.P., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(4)

Voting Agreement, dated as of September 17, 2010, by and among Micro Holding Corp., Idealab Holdings, L.L.C., and Idealab, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(5)

Letter Agreement, dated September 17, 2010, by and between Robert Brisco and Micro Holding Corp., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(6)

Lock-Up Agreement, between Internet Brands, Inc. and Idealab Holdings, L.L.C., dated October 26, 2007, incorporated herein by reference to Exhibit 4.2 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed by Internet Brands, Inc. with the Securities and Exchange Commission on May 8, 2008.

(d)(7)

Fifth Amended and Restated Investors Rights Agreement, among Internet Brands, Inc. and certain of its stockholders, dated February 6, 2001, incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-1, as amended, filed by Internet Brands, Inc. with the Securities and Exchange Commission on July 20, 2007.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNET BRANDS, INC.

Date: December 17, 2010	By:	/s/ Robert N. Brisco
	Name:	Robert N. Brisco
	Title:	President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICRO HOLDING CORP.

Date: December 17, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELLMAN & FRIEDMAN
CAPITAL PARTNERS VI, L.P.

	By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

	By:	HELLMAN & FRIEDMAN LLC, its general partner

Date: December 17, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELLMAN & FRIEDMAN INVESTORS VI, L.P.

	By:	HELLMAN & FRIEDMAN LLC, its general partner

Date: December 17, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELLMAN & FRIEDMAN LLC

Date: December 17, 2010	By:	/s/ Andrew Ballard
	Name:	Andrew Ballard
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMI EQUITY FUND VI, L.P.

By:	JMI Associates VI, L.L.C.,
its general partner

Date: December 17, 2010	By:	/s/ Paul V. Barber
	Name:	Paul V. Barber
	Title:	Managing Member

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMI ASSOCIATES VI, L.L.C.

Date: December 17, 2010	By:	/s/ Paul V. Barber
	Name:	Paul V. Barber
	Title:	Managing Member

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT N. BRISCO

Date: December 17, 2010	By:	/s/ Robert N. Brisco
	Name:	Robert N. Brisco
	Title:	President and Chief Executive Officer of Internet Brands, Inc.